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                               May 21, 2024

       Steven Hoerter
       President & Chief Executive Officer
       Deciphera Pharmaceuticals, Inc.
       200 Smith Street
       Waltham, MA 02451

                                                        Re: Deciphera
Pharmaceuticals, Inc.
                                                            Schedule 14D-9
filed May 13, 2024
                                                            File No. 005-90130

       Dear Steven Hoerter:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule 14D-9 filed May 13, 2024

       Past Contacts, Transactions, Negotiations and Agreements, page 3

   1. Refer to the last sentence on the bottom of page 3. Please revise to remove any potential implication
that the Merger Agreement, and any other agreements, do not
                                                        constitute public
disclosure under the federal securities laws. For
                                                        instance, clarify that
information in these agreements should be considered in conjunction with the entirety of
the factual disclosure about the parties in their public reports, if any, filed with the
Commission. Additionally, please confirm your understanding that, notwithstanding the
inclusion of this general disclaimer, you are responsible for considering whether
additional specific disclosures of material information regarding material contractual
provisions are required to make the statements included in this filing not misleading.
   2.                                                   Under subsection
"Golden Parachute Compensation," on page 13, you note under (4) that
                                                        "Daniel L. Flynn,
Ph.D., the Company   s founder and former Executive Vice President,
                                                        Chief Scientific
Officer, retired from his position on September 5, 2023. Following his
 Steven Hoerter
Deciphera Pharmaceuticals, Inc.
May 21, 2024
Page 2
         resignation, Dr. Flynn served as a Senior Advisor through December 31, 2024 and, thereafter, as a consultant from time to time and as requested by the Company" (emphasis added). Please provide the accurate date.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Eddie Kim at 202-679-6943 or David Plattner at 202-551-
8094.



FirstName LastNameSteven Hoerter                             Sincerely,
Comapany NameDeciphera Pharmaceuticals, Inc.
                                                             Division of
Corporation Finance
May 21, 2024 Page 2                                          Office of Mergers
& Acquisitions
FirstName LastName